    Confidential treatment has been requested pursuant to 17 CFR 200.83. This response letter omits confidential information that has been included in the unredacted version of this response letter that was submitted to the Division of Corporate Finance. The omission is marked * * *.


August 11, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
10 F Street, NE
Washington, D.C. 20549-6010

Re:      DCP Holding Company
         Registration Statement on Form 10-12G, filed May 1, 2006
         File No. 0-51954

Dear Mr. Riedler:

On behalf of DCP Holding Company (the "Company"), this letter responds to the Staff's comment letter dated May 25, 2006 regarding the captioned Registration Statement. The Company's responses are numbered to correspond to the numbering of the comments in the Staff's letter. All responses to the Staff's comments are set forth herein or in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which has been filed with the Commission today via EDGAR; a courtesy copy (both clean and marked versions) is included herewith. We are also delivering courtesy copies to James Peklenk, James Atkinson and Sonia Barros. All page number references in the text of the following responses are to page numbers in the filed version of Amendment No. 1.

General

1. THE FINANCIAL INFORMATION INCLUDED IN THIS FILING IS NOW STALE. PLEASE UPDATE ALL OF THE FINANCIAL STATEMENTS INCLUDED IN THE FILING AS REQUIRED BY RULE 3-12 OF REGULATION S-X.

As requested, the financial statements have been updated to include financial information for the first quarter. In connection therewith, the Company determined that disclosure regarding the seasonal nature of its business is warranted. Disclosure

Securities and Exchange Commission
August 11, 2006
Page 2

regarding seasonality has been added at "Seasonality of Dental Services Utilization" at page 6.

Item I. Business, pages 3-13

General

2. WE NOTE THAT YOU REFER TO VARIOUS THIRD-PARTY ADMINISTRATORS AND A THIRD PARTY UNDERWRITER IN THE BUSINESS DESCRIPTION. IT APPEARS THAT YOUR AGREEMENTS WITH THESE PARTIES MAY BE MATERIAL CONTRACTS. PLEASE FILE EACH MATERIAL AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR PROVIDE US YOUR ANALYSIS OF WHY IT IS NOT A MATERIAL CONTRACT. PLEASE ALSO DESCRIBE ALL THE MATERIAL TERMS OF EACH MATERIAL AGREEMENT IN THE BUSINESS SECTION, INCLUDING BUT NOT LIMITED TO, EACH PARTIES OBLIGATIONS, FEE ARRANGEMENTS AND TERMINATION PROVISIONS.

The Company has entered into agreements with third-party administrators and third-party underwriters in connection with its offering of dental indemnity, dental PPO and vision PPO benefit plans. As a company engaged in the business of offering dental plans, the Company views these agreements as having been entered into in the ordinary course of its business. In addition, the Company's business is not substantially dependent on any of these agreements. In 2005, premium revenue from dental indemnity was $91,000, income from administrative fees associated with the dental PPO product was $17,000, and income from administrative fees associated with the vision PPO product was $9,000, compared to total premium revenue of approximately $45 million. Because the revenue and income associated with these products is small relative to the Company's total premium revenue, and the agreements have been entered into in the ordinary course of the Company's business, the Company does not believe that these agreements are material.

The Company also has agreements with third-party administrators in connection with leasing the Dental Care Plus provider network to self-insured employers. Such lease agreements ordinarily accompany the kind of business conducted by the Company, therefore, the Company believes these contracts have been entered into in the ordinary course of its business. In addition, the Company is not substantially dependent on such leasing agreements. In 2005, the Company earned total administrative fees of $50,544 in connection with this leasing activity. Because the revenue associated with such leasing activity is small compared to the Company's total premium revenue, and the leasing agreements have been entered into in the ordinary course of the Company's business, the Company does not believe that these agreements are material.

Because the Company believes that its agreements with third-party administrators and a third-party underwriter are not material, it believes that these agreements should not be filed as Exhibits to the Registration Statement and further believes that an additional description of these agreements in the business section of the Registration Statement is not warranted.

3. IT APPEARS THAT THE NETWORK LEASE AGREEMENT WITH HUMANA DENTAL MAY ALSO BE A MATERIAL CONTRACT. PLEASE FILE THIS AGREEMENT AS AN EXHIBIT TO THE REGISTRATION

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Securities and Exchange Commission
August 11, 2006
Page 3

STATEMENT OR PROVIDE US YOUR ANALYSIS OF WHY IT IS NOT A MATERIAL CONTRACT. PLEASE ALSO DESCRIBE ALL THE MATERIAL TERMS, INCLUDING BUT NOT LIMITED TO, EACH PARTIES OBLIGATIONS, FEE ARRANGEMENTS AND TERM AND TERMINATION PROVISIONS.

As indicated in the response to the Staff's comment number 2, lease agreements of this type have been entered into in the ordinary course of the Company's business and the Company is not substantially dependent on this or any other network lease agreement. In 2005, network leasing revenue from Adenta's network lease agreement with Humana Dental was approximately 2% of total premium revenue. Because revenue from the Humana Dental lease is small relative to the Company's total premium revenue, and the lease was entered into in the ordinary course of the Company's business, the Company does not believe that the Humana Dental network lease is material. Consequently, the Company does not believe that this agreement should be filed as an Exhibit to the Registration Statement, and further believes that additional description of the material terms of this agreement is not warranted.

4. IN ADDITION, YOU HAVE ALSO STATED ON PAGE 10 THAT HUMANA IS ONE OF YOUR COMPETITORS. PLEASE REVISE YOUR DISCLOSURE TO ADDRESS ANY RELATED ISSUES. FOR EXAMPLE, HAVE YOU ENTERED INTO A NONCOMPETE WITH HUMANA FOR CERTAIN NETWORKS OR MARKETS? DO YOU RISK LOSING SOME PROPRIETARY INFORMATION TO HUMANA THAT COULD LEAD YOU TO SUFFER COMPETITIVE HARM?

As requested, disclosure has been added to clarify that the Humana Dental lease requires Humana Dental to refrain from soliciting Adenta dentists to join a Humana Dental dental PPO network, and provides that Humana Dental must refer potential providers to Adenta. Aside from these provisions, the Company has not entered into a noncompete with Humana for certain networks or markets.

Humana Dental is a competitor in the markets where Dental Care Plus does business, but does not lease the Dental Care Plus network. The Humana Dental lease sets forth the fee schedule for providers in the Adenta network, but does not set forth the fee schedule for providers in the Dental Care Plus network. Because the proprietary information in the Humana Dental lease is limited to information with respect to Adenta, and Humana Dental has agreed not to form a network of dentists where Adenta does business, the Company does not risk losing its proprietary information to Humana.

5. PLEASE DESCRIBE ALL THE MATERIAL TERMS OF YOUR MASTER EQUIPMENT LEASE IN THIS SECTION, INCLUDING BUT NOT LIMITED TO, EACH PARTIES OBLIGATIONS, FEE ARRANGEMENTS AND TERMS AND TERMINATION PROVISIONS. IN ADDITION, WE NOTE THE $331,000 PLACED IN AN ESCROW ACCOUNT FOR PAYMENT TO THE SOFTWARE VENDOR UPON COMPLETION WAS STILL OUTSTANDING AS OF DECEMBER 31, 2005. PLEASE DISCUSS THE STATUS OF THIS ESCROW. IF THE DELAYS IN THE IMPLEMENTATION OF THE SYSTEM HAVE HAD A MATERIAL IMPACT ON YOUR BUSINESS, PLEASE ADD APPROPRIATE RISK FACTOR DISCLOSURE.

As requested, the material terms of the Company's Master Equipment Lease have been added. In addition, disclosure has been added to explain that the $331,000 in escrow as of December 31, 2005 has been fully paid out.

Securities and Exchange Commission
August 11, 2006
Page 4

Recent Acquisitions, page 4

6. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE THE MATERIAL TERMS OF YOUR ADENTA ACQUISITION IN THIS SECTION AND THE PARTY FROM WHOM YOU ACQUIRED ADENTA. YOUR REFERENCE TO FOOTNOTE 2 OF THE FINANCIAL STATEMENTS IS NOT SUFFICIENT.

As requested, disclosure has been added regarding the material terms of the Company's acquisition of Adenta and the identity of its previous owners.

7. PLEASE FILE YOUR ACQUISITION AGREEMENT FOR ADENTA AS AN EXHIBIT TO THE REGISTRATION STATEMENT, IF MATERIAL.

Adenta was acquired in June 2005 for $539,346, comprised of $250,000 in cash, $241,985 of assumed debt and $47,631 of transaction costs. As of June 1, 2005, the total assets of Adenta were $418,000, or 4.1% of the total consolidated assets of the Company of approximately $10.2 million. As of December 31, 2004, total revenue of Adenta was $2,615,181, or, on a pro forma basis had the Company owned Adenta during such period, 6.6% of total consolidated premium revenue of the Company of approximately $39,400,000. Accordingly, the Company does not view this transaction as material, and does not believe the acquisition agreement should be filed as a material contract to the Registration Statement.

Managed Dental Benefits Market, page 4

8. WE NOTE YOUR STATEMENT THAT "DENTAL HMO ENROLLMENT IN OUR MARKETS HAS REMAINED RELATIVELY CONSTANT, AT 8% IN 2004. AT THE SAME TIME DISCOUNT DENTAL ENROLLMENT APPEARS TO HAVE LEVELED OFF IN OUR MARKETS AT 9% IN 2004." PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN THE COMPARISON POINT FOR THESE FIGURES.

Disclosure has been added regarding the 2003 dental enrollment statistics, which provides a point of comparison for the 2004 dental enrollment statistics originally set forth in the Registration Statement. The Company has revised its statements that "Dental HMO enrollment in our markets has remained relatively constant at 8% in 2004. At the same time, discount dental enrollment appears to have leveled off in our markets at 9% in 2004." Dental HMO enrollment decreased to 9% of total dental enrollment in Ohio in 2004 compared to 13% in 2003, and decreased slightly in Kentucky from 14% in 2003 to 13% in 2004. Discount dental enrollment decreased slightly in Ohio, from 9% in 2003, to 8% in 2004, and increased in Kentucky from 8% in 2003 to 10% in 2004.

9. YOU DISCUSS THE MARKET SIZE IN THIS SECTION FOR DENTAL INSURANCE IN GENERAL, DENTAL PPO, DENTAL HMO AND DENTAL INDEMNITY. WE NOTE THAT DENTAL HMO, WHICH IS YOUR PRIMARY SOURCE OF REVENUE, APPEARS TO BE A SMALL PERCENTAGE OF THE OVERALL DENTAL INSURANCE MARKET. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION TO CLARIFY THAT OVER 99% OF YOUR REVENUE IS FROM DENTAL HMO.

As requested, disclosure has been added to clarify that over 99% of the Company's revenue is derived from its dental HMO products.

Securities and Exchange Commission
August 11, 2006
Page 5

Our Products, page 5

10. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN WHAT MAKES YOUR PRODUCTS "COMPETITIVELY PRICED."

While the Company believes its products are competitively priced, the disclosure has been revised to eliminate references to competitive pricing. Rather, disclosure has been added regarding premiums for the Company's dental HMO products.

Business Strategy, page 7

11. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN HOW YOUR NEW DENTAL PLAN ADMINISTRATION SYSTEM "ALLOWS FOR INCREASED EFFICIENCIES AND COST SAVINGS."

The requested disclosure has been added.

Competition, page 10

12. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN WHAT YOU MEAN BY A "MINOR" DENTAL BENEFITS CARRIER AND "MINOR" COMPETITOR.

The Company believes that its position as a minor dental benefits carrier and a minor competitor is defined by the Company's small number of members in these markets relative to the total possible enrollees in such markets, however, all references to the Company's status as a "minor" competitor have been deleted. Disclosure has been added regarding the number of members in the Company's plans who are residents in the Dayton and Springfield, Ohio, and Central Kentucky markets.

13. WE NOTE YOUR STATEMENT THAT YOU "HAVE ONE OF THE BROADEST DENTIST PROVIDE NETWORKS IN CENTRAL KENTUCKY WITH 500 PARTICIPANTS." PLEASE REVISE YOUR DISCLOSURE TO PROVIDE QUANTITATIVE INFORMATION REGARDING YOUR NETWORK INSTEAD OF THE VAGUE STATEMENT THAT YOUR NETWORK IS "ONE OF THE BROADEST." PLEASE ALSO DISCLOSE THE SOURCE OF THE QUANTITATIVE INFORMATION.

While the Company believes that it has one of the broadest dentist provider networks in Central Kentucky, the reference to "broadest" has been deleted. The Company is not aware of any data published by an independent party that can be provided to the Staff to support the Company's belief.

Customers, page 11

14. WE NOTE THAT YOU REFERENCE SIX KEY CUSTOMERS. IT APPEARS THAT YOUR AGREEMENTS WITH THESE PARTIES MAY BE MATERIAL CONTRACTS. PLEASE FILE EACH MATERIAL AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR PROVIDE US YOUR ANALYSIS OF WHY IT IS NOT A MATERIAL CONTRACT. PLEASE ALSO DESCRIBE ALL THE MATERIAL TERMS OF EACH MATERIAL AGREEMENT IN THE BUSINESS SECTION, INCLUDING BUT NOT LIMITED TO, EACH PARTIES OBLIGATIONS, FEE ARRANGEMENTS AND TERM AND TERMINATION PROVISIONS.

Securities and Exchange Commission
August 11, 2006
Page 6

Customers of Dental Care Plus sign a standard form agreement, which differs depending on whether the customer is fully-insured or self-insured. There are two standard form agreements for our fully-insured customers - one for employer-sponsored plans, and one for voluntary employee plans. As requested, the Company has filed all three form agreements as exhibits to the Registration Statement. Each of the Company's six key customers has signed either the self-insured employer group form or the fully-insured employer-sponsored group form, as applicable. In addition, as requested, we have added disclosure describing the material terms of each form agreement.

State Regulation, page 11

15. PLEASE ALSO DISCUSS ANY NEW REGULATORY REQUIREMENTS APPLICABLE TO YOUR BUSINESS THAT REQUIRE BROKERS TO OBTAIN WRITTEN CONSENT FROM THEIR CLIENTS PRIOR TO RECEIVING COMPENSATION FROM AN INSURANCE CARRIER. TO THE EXTENT RELEVANT, PLEASE ALSO ADD A RISK FACTOR THAT ADDRESSES THE RISKS RELATED TO SUCH REGULATORY REQUIREMENTS.

According to the Company's regulatory counsel, there are no regulatory requirements applicable to the Company's business that require its brokers to obtain written consent from their clients prior to receiving compensation from the Company. Consequently, no additional disclosure has been added.

Item 1A. Risk Factors, pages 13-17

General

16. PLEASE REVISE THE RISK FACTORS WHERE APPROPRIATE TO REPLACE GENERIC LANGUAGE WITH SPECIFIC DISCLOSURE OF EXACTLY HOW THESE RISKS HAVE AFFECTED AND WILL AFFECT YOUR OPERATIONS, FINANCIAL CONDITION OR BUSINESS, AND IF PRACTICABLE TO QUANTIFY, THE SPECIFIC AND IMMEDIATE EFFECTS TO INVESTORS OF EACH RISK THAT YOU HAVE IDENTIFIED. FOR EXAMPLE, YOU USE GENERAL PHRASES SUCH AS "OUR BUSINESS MAY BE ADVERSELY AFFECTED" AND "ADVERSELY AFFECT OUR OPERATIONS" THROUGHOUT THE RISK FACTOR SECTION. THESE VAGUE, GENERAL PHRASES ARE SUBJECT TO VARYING INTERPRETATIONS AND, THEREFORE, DO NOT ADEQUATELY EXPLAIN THE RISK OR CONCERN TO WHICH YOU REFER.

As requested, the risk factors have been revised to replace generic language with language more specifically applicable to the Company.

17. PLEASE REVISE EACH SUBHEADING TO ENSURE IT REFLECTS THE RISK THAT YOU DISCUSS IN THE TEXT. MANY OF YOUR SUBHEADINGS CURRENTLY EITHER MERELY STATE A FACT ABOUT YOUR BUSINESS, SUCH AS "OUR BUSINESS IS HIGHLY CONCENTRATED IN A LIMITED GEOGRAPHIC AREA" OR DESCRIBE AN EVENT THAT MAY OCCUR IN THE FUTURE, SUCH AS "THE MARKET TREND HAS MOVED AWAY FROM DENTAL HMO PLANS TO DENTAL PPO PLANS." SUCCINCTLY STATE IN YOUR SUBHEADINGS THE RISKS THAT RESULT FROM THE FACTS OR UNCERTAINTIES.

Securities and Exchange Commission
August 11, 2006
Page 7

As requested, certain subheadings have been revised to address the risk discussed in the text.

18. PLEASE CONSIDER WHETHER YOU SHOULD ADD A RISK FACTOR THAT ADDRESSES YOUR DEPENDENCE ON ANY KEY PERSONNEL AT THE COMPANY.

The Company does not believe that it is dependent on any key personnel. Dental Care Plus, the predecessor to DCP Holding Company, was established in 1986. None of the current officers of the Company was an officer at the time Dental Care Plus was established and its longest term executive officer, Anthony Cook, became President and CEO in February 2001.

19. PLEASE CONSIDER WHETHER YOU SHOULD ADD A RISK FACTOR THAT ADDRESSES THE RISKS TO INVESTORS OF BEING A HOLDING COMPANY. YOUR DISCUSSION MAY ADDRESS MATTERS SUCH AS REGULATORY RESTRICTIONS AND LIMITATIONS ON PAYMENT OF DEBTS, EXPENSES AND DIVIDENDS.

The Company has entered into Management and Services Agreements with each of its subsidiaries. The Company's principal source of funds is amounts it receives under such agreements. The Company does not rely on dividends from its subsidiaries, which may be restricted by regulatory requirements. Because the Company does not rely on dividends, the Company does not believe that a risk factor regarding its status as a holding company is necessary.

20. PLEASE CONSIDER WHETHER YOU SHOULD ADD A RISK FACTOR THAT ADDRESSES THE RISKS YOU MAY ENCOUNTER FROM YOUR CONCENTRATIONS OF CREDIT RISK DISCUSSED ON PAGES F-8 AND F-9. IN PARTICULAR, WE NOTE THAT A SIGNIFICANT AMOUNT OF YOUR PREMIUMS RECEIVABLE ARE FROM ONE CUSTOMER.

The Company believes that these risks are addressed in the risk factors at pages 14 and 16 captioned "Our business is highly dependent upon a limited number of customers, and the loss of any one such customer could result in a loss of substantial premium revenue," and "A small number of independent brokers source a substantial portion of our business, and the loss of any one such broker could result in a loss of substantial premium revenue." These risk factors have been revised to more specifically address the concentration of credit risks applicable to the Company.

      In addition, the Staff noted that a significant amount of the Company's premiums receivable are from one customer. The premiums receivable from this customer amounted to approximately $44,000, or .09% of total of consolidated premiums, and $51,000, or .12% total of consolidated premiums, as of December 31, 2005 and 2004, respectively. Because the amounts of premiums receivable from the customer were small relative to the total consolidated premium revenue of the Company in 2005 and 2004, the Company believes a separate risk factor related to premiums receivable is not warranted. There was no material change in the first quarter of 2006.

Securities and Exchange Commission
August 11, 2006
Page 8

The rating assigned to Dental Care Plus may be downgraded . . ., page 14

21. PLEASE REVISE YOUR DISCLOSURE TO BRIEFLY EXPLAIN THE MEANING OF EACH RATING.

The requested disclosure has been added.

22. PLEASE DISCLOSE THE EXTENT TO WHICH YOUR CONTRACTS OR ARRANGEMENTS WITH CUSTOMERS PERMIT THEM TO TERMINATE IF YOUR RATINGS ARE DOWNGRADED BY ONE OR MORE RATING AGENCIES. THE DISCUSSION SHOULD INDICATE THE ROUGH PERCENTAGE OF YOUR CONTRACTS THAT INCLUDE SUCH PROVISIONS AND THE LEVEL TO WHICH THE RATINGS MUST FALL BEFORE THE CUSTOMER IS PERMITTED TO CANCEL THE CONTRACT.

As requested, disclosure has been added to clarify that none of the Company's customer contracts permits termination in the event of a ratings downgrade.

23. PLEASE REVISE THIS RISK FACTOR TO INCLUDE A STATEMENT THAT THE RATINGS ARE NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES. PLEASE ALSO DISCLOSE WHAT THIS RATING SYSTEM MEASURES.

The requested disclosure has been added.

If we fail to maintain contracts . . ., page 14

24. PLEASE PROVIDE SOME INDICATION OF YOUR SUCCESS IN RETAINING YOUR CURRENT RELATIONSHIPS AND THE RATE OF CONTRACT TURNOVER, ADDRESSING THE IMPACT OF EARLY TERMINATION AND NON-RENEWAL, IF MATERIAL.

The requested disclosure has been added. The Company has had very little turnover, therefore the early termination of contracts and any non-renewal has not had a material impact on the Company's results of operations.

There is no public trading market . . .

25. PLEASE CONSIDER THE RELEVANCE OF THIS RISK FACTOR AS IT APPEARS THAT A PUBLIC MARKET WILL NOT DEVELOP FOR YOUR SHARES DUE TO THE TRANSFER AND OTHER RESTRICTIONS RELATED TO YOUR SHARES.

As suggested, the Company has determined that this risk factor is not relevant for the reasons set forth in the Staff's comment letter.

Securities and Exchange Commission
August 11, 2006
Page 9

We encounter significant competition . . ., page 14

26. PLEASE CONSIDER EXPANDING THIS RISK FACTOR TO COMPARE YOUR RELATIVELY LOW A.M. BEST RATING TO THE RATINGS OF YOUR MAJOR COMPETITORS.

The requested disclosure has been added.

If any event of default occurs under the loan documents . . ., page 15

27. WITH RESPECT TO THE LOAN, PLEASE REVISE YOUR DISCLOSURE TO BRIEFLY DESCRIBE WHAT WOULD TRIGGER AN EVENT OF DEFAULT AND ANY MATERIAL PAYMENTS THAT ARE DUE IN THE NEAR FUTURE.

The requested disclosure has been added.

28. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE THE SPECIFIC IMPACT ON YOUR BUSINESS IF YOU ARE REQUIRED TO PAY THE ENTIRE BALANCE OF YOUR LOAN. FOR EXAMPLE, WOULD THIS REPAYMENT AFFECT THE COMPANY'S SURPLUS BALANCE AND THEREFORE ALSO IMPACT ITS LEVEL OF REGULATORY ACTION AND RATINGS?

The requested disclosure has been added.

A decrease in the working capital and liquidity . . ., page 15

29. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE THE SPECIFIC IMPACT ON YOUR BUSINESS IF YOU WERE FORCED TO LIQUIDATE PORTFOLIO INVESTMENTS. FOR EXAMPLE, AS REQUESTED IN THE COMMENT ABOVE, WOULD THIS AFFECT THE COMPANY'S SURPLUS BALANCE AND THEREFORE ALSO IMPACT ITS LEVEL OF REGULATORY ACTION AND RATINGS? IN ADDITION, WOULD THIS ALSO IMPACT INVESTMENT INCOME?

The requested disclosure has been added.

Dental services may be over-utilized . . ., page 16

30. PLEASE REVISE YOUR DISCLOSURE TO DISCUSS THE ADEQUACY OF YOUR RESERVES AND TO DESCRIBE ANY MATERIAL ADJUSTMENTS YOU HAVE MADE TO RESERVES TO ACCOUNT FOR SERVICES THAT HAVE EXCEEDED THE COSTS OF PREMIUMS.

The requested disclosure has been added.

Securities and Exchange Commission
August 11, 2006
Page 10

We will incur significant expenses as a result of being a public company . . ., page 17

Failure to maintain adequate financial and management processes and controls . . .., page 17

31. THESE RISK FACTORS AS CURRENTLY WRITTEN COULD APPLY TO ANY ISSUER THAT HAS FILED A REGISTRATION STATEMENT. SEE ITEM 503(c) OF REGULATION S-K. PLEASE REVISE EACH RISK FACTOR SO THAT IT ADDRESSES YOUR SITUATION MORE SPECIFICALLY.

As requested, the risk factors have been revised to more specifically address the Company's situation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 18-35

Cash Flow From Investing Activities, page 27

32. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN THE REASON FOR THE DECREASE IN CASH USED IN INVESTING ACTIVITIES IN 2005 FROM 2004.

The requested disclosure has been added.

Cash Flow From Financing Activities, page 27

33. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE ALL MATERIAL TERMS OF YOUR MORTGAGE NOTE, INCLUDING THE VARIABLE INTEREST RATE, MATURITY DATE AND MATURITY AMOUNT.

The requested disclosure has been added.

Financial Condition, page 28

34. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE A DISCUSSION OF YOUR SHORT AND LONG TERM LIQUIDITY NEEDS. IN OUR RECENT MD&A INTERPRETIVE RELEASE NO. 34-48960 (DECEMBER 2003) WE EXPLAINED THAT, "COMPANIES SHOULD EVALUATE SEPARATELY THEIR ABILITY TO MEET UPCOMING CASH REQUIREMENTS OVER BOTH THE SHORT AND LONG TERM. MERELY STATING THAT A COMPANY HAS ADEQUATE RESOURCES TO MEET ITS SHORT-TERM
AND/OR LONG-TERM CASH REQUIREMENTS IS INSUFFICIENT . . . ."

The requested disclosure has been added.

35. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE YOUR LINE OF CREDIT DISCUSSED ON PAGE F-19. YOUR MD&A DISCLOSURE SHOULD INCLUDE A DISCUSSION OF ALL SOURCES OF FUNDS AVAILABLE TO YOU.

The requested disclosure has been added.

36. PLEASE ALSO REVISE YOUR DISCLOSURE TO EXPLAIN THE REASON FOR THE INCREASE IN CASH AND SHORT-TERM INVESTMENTS IN 2005 FROM 2004.

Securities and Exchange Commission
August 11, 2006
Page 11

The requested disclosure has been added.

Critical Accounting Policies, page 30

Claims Payable and Claims Incurred but Not Yet Reported, page 31

37. WE BELIEVE YOUR DISCLOSURE IN THE CRITICAL ACCOUNTING ESTIMATES SECTION OF MD&A REGARDING THE ESTIMATION OF THE RESERVE FOR HEALTHCARE SERVICES EXPENSES COULD BE IMPROVED TO BETTER EXPLAIN THE JUDGMENTS AND UNCERTAINTIES SURROUNDING THIS ESTIMATE AND THE POTENTIAL IMPACT ON YOUR FINANCIAL STATEMENTS. WE BELIEVE IN ORDER TO MEET THE PRINCIPAL OBJECTIVES OF MD&A THIS DISCLOSURE SHOULD ENABLE THE INVESTOR TO UNDERSTAND 1) MANAGEMENT'S PROCESS FOR ESTABLISHING THE ESTIMATE
2) THE REASONS FOR CHANGES IN THE HISTORICAL ESTIMATE 3) WHETHER AND TO WHAT EXTENT MANAGEMENT HAS ADJUSTED THEIR ASSUMPTIONS USED IN THE MOST RECENT ESTIMATE FOR TRENDS OR OTHER FACTORS IDENTIFIED FROM PAST EXPERIENCE AND 4) THE POTENTIAL VARIABILITY IN THE MOST RECENT ESTIMATE AND THE IMPACT THIS VARIABILITY MAY HAVE ON REPORTED RESULTS, FINANCIAL CONDITION AND LIQUIDITY. PLEASE KEEP THIS OBJECTIVE IN MIND IN DRAFTING YOUR RESPONSES TO COMMENTS LISTED BELOW. PLEASE ALSO CONSIDER PROVIDING ANY ADDITIONAL INFORMATION, IN DISCLOSURE-TYPE FORMAT, TO ACHIEVE THIS OBJECTIVE.

      a. PLEASE DISCLOSE SEPARATELY THE AMOUNT OF IBNR RECORDED IN YOUR CLAIMS PAYABLE RESERVE

            The requested disclosure has been added.

      b. IT APPEARS THAT YOU HAVE SIGNIFICANTLY REVISED YOUR ESTIMATE OF CLAIMS PAYABLE RESERVE RECORDED IN PRIOR YEARS. PLEASE PROVIDE THE FOLLOWING TO EXPLAIN THE REASONS FOR YOUR CHANGE IN ESTIMATE:

                  1. IDENTIFY AND DESCRIBE IN REASONABLE SPECIFICITY THE NATURE AND EXTENT OF a) NEW EVENTS THAT OCCURRED OR b) ADDITIONAL EXPERIENCE/INFORMATION OBTAINED SINCE THE LAST REPORTING DATE THAT LED TO THE CHANGE IN ESTIMATES.

                        The requested disclosure has been added.

                  2. ENSURE YOUR DISCLOSURE CLARIFIES THE TIMING OF THE CHANGE IN ESTIMATE SUCH AS WHY RECOGNITION OCCURRED IN THE PERIODS THAT IT DID AND WHY RECOGNITION IN EARLIER PERIODS WAS NOT REQUIRED.

                        The requested disclosure has been added.

      c. PLEASE IDENTIFY AND DESCRIBE THOSE KEY ASSUMPTIONS THAT MATERIALLY AFFECT THE ESTIMATE OF THE RESERVE FOR HEALTHCARE SERVICE EXPENSES. IN ADDITION PLEASE DISCLOSE THE FOLLOWING:

                  1. FOR EACH OF YOUR KEY ASSUMPTIONS QUANTIFY AND EXPLAIN WHAT CAUSED THEM TO CHANGE HISTORICALLY OVER THE PERIODS PRESENTED.

Securities and Exchange Commission
August 11, 2006
Page 12

                        Disclosure has been added regarding the key assumptions of the Company that materially affect the Company's estimate of its claims payable liability. The Company does not maintain a reserve for healthcare service expenses. The disclosure has been revised to indicate that Company's key assumptions have not changed over the periods presented.

                  2. DISCUSS WHETHER AND TO WHAT EXTENT MANAGEMENT HAS ADJUSTED EACH OF THE KEY ASSUMPTIONS AND THE PROVISION FOR UNCERTAINTY USED IN CALCULATING THE MOST RECENT ESTIMATE OF THE RESERVE GIVEN THE HISTORICAL CHANGES, CURRENT TRENDS OBSERVED AND/OR OTHER FACTORS AS DISCUSSED IN 1 ABOVE. THIS DISCUSSION SHOULD RECONCILE THE HISTORICAL CHANGES, THE CURRENT TRENDS AND/OR OTHER FACTORS OBSERVED TO WHAT MANAGEMENT HAS CALCULATED AS ITS MOST RECENT KEY ASSUMPTIONS.

                        As indicated in the response to 1 above, the Company's key assumptions have not changed over the periods presented. The disclosure has been revised to indicate that the Company's management has not adjusted any of the key methodologies and assumptions used in calculating the most recent estimate of its claims payable liability.

            d. IN ORDER TO SHOW INVESTORS THE POTENTIAL VARIABILITY IN THE MOST RECENT ESTIMATE OF YOUR CLAIMS PAYABLE RESERVE, QUANTIFY AND PRESENT PREFERABLY IN A TABULAR FORMAT THE AFFECT THAT REASONABLY LIKELY CHANGES IN THE KEY ASSUMPTIONS IDENTIFIED MAY HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY. EXPLAIN WHY MANAGEMENT BELIEVES THE SCENARIOS QUANTIFIED ARE REASONABLY LIKELY.

                  The requested disclosure has been added.

Quantitative and Qualitative Disclosures about Market Risk, page 34

38. WE NOTE YOUR STATEMENT IN THIS SECTION THAT BECAUSE YOUR PRACTICE HAS BEEN TO HOLD YOUR CERTIFICATES OF DEPOSIT TO THEIR MATURITY YOU AVOID THE REALIZATION OF ANY UNREALIZED LOSSES ASSOCIATED WITH THESE INVESTMENTS DUE TO RECENT INTEREST RATE INCREASES. ON PAGE 31, HOWEVER, YOU INDICATE THAT YOU MAY BE REQUIRED TO REPORT OTHER-THAN-TEMPORARY UNREALIZED LOSSES IN YOUR STATEMENT OF OPERATIONS. PLEASE REVISE YOUR DISCLOSURE TO QUANTIFY THE IMPACT OF CHANGES IN INTEREST RATES AS REQUIRED BY ITEM 305 OF REGULATION S-K.

As requested, the disclosure has been revised to quantify the impact of changes in interest rates.

Securities and Exchange Commission
August 11, 2006
Page 13

Recent Sales of Unregistered Securities, page 41

39. PLEASE REVISE YOUR DISCLOSURE TO "STATE BRIEFLY THE FACTS RELIED UPON TO MAKE THE EXEMPTION AVAILABLE" UNDER REGULATION D AS REQUIRED BY ITEM 701 OF REGULATION S-K.

The requested disclosure has been added.

Financial Statements - December 31, 2005

Notes to Consolidated Financial Statements, pages F-8 - F-17

1. General Information and Summary of Significant Accounting Policies, page F-8

40. PLEASE REVISE THIS DISCUSSION TO INCLUDE YOUR ACCOUNTING POLICY AS IT RELATES TO THE ACQUISITION COSTS DESCRIBED IN THE LAST PARAGRAPH OF PAGE 11. ALSO DISCLOSE THE AMOUNTS AND WHERE THEY ARE INCLUDED ON THE BALANCE SHEETS.

The requested discussion has been added.

Premium Revenue, page F-9

41. PLEASE EXPLAIN TO US HOW YOU DETERMINE AND RECORD PREMIUM REVENUES ASSOCIATED WITH THE SELF-INSURED SEGMENT.

The requested discussion has been added.

Healthcare Services Expenses, page F-9

42. WE NOTE YOUR RETENTION OF 10% OF PROVIDER COMPENSATION AND REDUCTION IN HEALTHCARE SERVICE EXPENSE RELATING THERETO. PLEASE EXPLAIN TO US IN GREATER DETAIL HOW THIS RETENTION AMOUNT IS ADJUSTED INCLUDING WHAT FACTORS INTO THE DECISION, AT WHAT POINT IT CAN BE ADJUSTED, AND HOW ADJUSTMENTS ARE INCLUDED IN THE FINANCIAL STATEMENTS. PROVIDE TO US SUPPLEMENTALLY A ROLL-FORWARD SCHEDULE QUANTIFYING AMOUNTS CREDITED AND EXPENSED FOR EACH PERIOD PRESENTED. FOR AMOUNTS EXPENSED EACH YEAR, SHOW SEPARATELY EXPENSES PAID RELATED TO CURRENT YEAR AND PRIOR PERIODS.

The Registration Statement referred to a risk retention fund related to the amounts withheld from provider compensation. While the Company views the provider withhold amounts as a "fund," such amounts are not listed as such as a line item in the Company's balance sheet. Amounts withheld are retained by the Company, but the Company does not establish a liability for amounts withheld from providers as they are withheld. Once the Company's Board of Directors authorizes a portion of the provider withhold to be paid to the providers, the amount authorized is booked on the Company's balance sheet as a part of claims payable liability. Revisions have been made in the following portions of the Registration Statement to clarify disclosure about the provider withhold:

Securities and Exchange Commission
August 11, 2006
Page 14

Provider Withhold Payments . . . . . . . .page 28

Critical Accounting Policies - Healthcare Services Expense . . . . . . . .
page 34

Healthcare Service Expenses . . . . . . . .page F-9

Concentrations of Credit Risk, page F-10

43. WE NOTE ON PAGE 17, THAT YOU APPEAR TO RELY HEAVILY ON A LIMITED NUMBER OF BROKERS. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF THIS FACT. ALSO REVISE YOUR DISCLOSURE TO INCLUDE THE CONCENTRATION OF YOUR LARGEST CUSTOMER THAT IS IN EXCESS OF 10% INSTEAD OF INCLUDING IT ALL TOGETHER WITH THE OTHER CUSTOMERS.

The requested disclosure has been added.

9. Financial Instruments, page F-15

44. PLEASE REVISE YOUR DISCUSSION OF THIS SWAP AGREEMENT TO ADDRESS HOW YOU TREAT ANY INEFFECTIVENESS ASSOCIATED WITH THIS AGREEMENT.

The requested disclosure has been added in both the disclosure regarding Financial Instruments and the disclosure regarding Derivative Instruments on page F-10.

SUPPLEMENTAL INFORMATION

Set forth below is a roll-forward schedule that quantifies the amounts of the provider withhold credited and expensed at December 31 for each of 2003, 2004 and 2005:

                                      * * *

The Company believes that the foregoing is responsive to the Staff's comments. If the staff has any questions or comments regarding this filing, please call the undersigned at (513) 929-3413 or Eric Geppert of this office at (513) 929-3405.

Sincerely,

/s/ Eleni V. Stratigeas

Eleni V. Stratigeas

                                 Acknowledgement

The undersigned, Robert C. Hodgkins, Jr., hereby certifies that he is the Vice President and Chief Financial Officer of DCP Holding Company (the "Company") and acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosures contained in the Company's Registration Statement on Form 10, as amended (the "Registration Statement");

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities Exchange Commission (the "Commission") from taking any action with respect to the Registration Statement; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed this 11th day of August, 2006

                                            /s/ Robert C. Hodgkins, Jr.
                                            ------------------------------------
                                            Robert C. Hodgkins, Jr.